

SECURITIES AND EXCHANGE COMMISSION

05041030

SEC FILE NO.
8-53317

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (mm/dd/yy) AND ENDING 12/31/04 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RUTBERG & COMPANY, LLC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

230 CALIFORNIA STREET, SUITE 501
(No and Street)



SAN FRANCISCO (City) CALIFORNIA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRYAN B. RUTBERG (415) 371-1186
(Area Code – Telephone No.)

PROCESSED
APR 07 2005
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213, (Address) Walnut Creek, (City) California (Sate) 94596 (Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **BRYAN B. RUTBERG**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **RUTBERG & COMPANY,** LLC and subsidiary as of **DECEMBER 31, 2004**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

CEO

Title



Notary Public


JOHN N. MINJIRAS
Commission # 1399027
Notary Public - California
San Francisco County
My Comm. Expires Mar 5, 2007

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Condition.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rutberg & Company, LLC and Subsidiary

Table of Contents

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Board of Directors
Rutberg & Company, LLC and Subsidiary
San Francisco, California

We have audited the accompanying consolidated statement of financial condition of Rutberg & Company, LLC and Subsidiary (the Company) as of December 31, 2004, and the related consolidated statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rutberg & Company, LLC and Subsidiary at December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 3, 2005

Rutberg & Company, LLC and Subsidiary

Statement of Financial Condition

December 31, 2004

Assets

Cash and cash equivalents	$ 883,287
Accounts receivable	42,929
Prepaid expenses and other assets	18,437
Furniture and equipment, net of	
$19,136 accumulated depreciation	37,100
Total assets	$ 981,753

Liabilities and Members' Equity

Liabilities	
Accounts payable and accrued expenses	$ 51,934
Line of credit	7,538
Deferred revenue	72,507
Capital lease obligation	7,428
Loan from member	100,000
Total liabilities	239,407
Total members' equity	742,346
Total liabilities and members' equity	$ 981,753

See independent auditor's report and accompanying notes.

Rutberg & Company, LLC and Subsidiary

Statement of Income

For the Year Ended December 31, 2004

Revenues:	
Investment banking fees	$ 1,782,608
Interest income	4,766
Total revenue	1,787,374
Expenses:	
Compensation	1,126,279
Professional fees	62,172
Rent	59,925
Marketing and business development	37,306
Depreciation expense	10,699
Interest expense	5,224
Other operating expenses	167,812
Total expenses	1,469,417
Net income before tax	317,957
Tax provision	800
Net income	$ 317,157

See independent auditor's report and accompanying notes.

Rutberg & Company, LLC and Subsidiary

Statement of Changes in Members' Equity

For the Year Ended December 31, 2004

	Members' Equity				
	Class A	Class A capital receivable	Class C	Accumulated deficit	Total
Members' equity at December 31, 2003	$ 262,500	$ (4,915)	$ 1,325,000	$ (1,502,311)	$ 80,274
Capital contributions		4,915	400,000		404,915
Distributions			(60,000)		(60,000)
Net income				317,157	317,157
Members' equity at December 31, 2004	$ 262,500	$ -	$ 1,665,000	$ (1,185,154)	$ 742,346

See independent auditor's report and accompanying notes.

Rutberg & Company, LLC and Subsidiary

Statement of Cash Flows

December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 317,157
Adjustments to reconcile net income to net cash provided (used) by operating activities	
Depreciation	10,699
(Increase) decrease in:	
Accounts receivable	40,983
Prepaid expenses and other assets	(8,130)
Increase (decrease) in:	
Accounts payable and accrued expenses	9,707
Deferred revenue	72,507
Net cash provided (used) by operating activities	442,923
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of fixed assets	(37,039)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	404,915
Distributions	(60,000)
Loan from member	100,000
Repayment of capital lease	7,428
Repayment of line of credit	(453)
Net cash provided (used) by financing activities	451,890
Net increase (decrease) in cash and cash equivalents	857,774
Cash and cash equivalents, beginning of year	25,513
Cash and cash equivalents, end of year	$ 883,287
SUPPLEMENTAL DISCLOSURE	
Interest paid	$ 4,390
Taxes paid	$ 800

See independent auditor's report and accompanying notes.

Rutberg & Company, LLC and Subsidiary

Notes to the Financial Statements

December 31, 2004

(1) Organization

Rutberg & Company, LLC and Subsidiary (the Company) consists of Rutberg & Company, LLC (Rutberg) and its wholly owned subsidiary, Rutberg Information Services, LLC (RIS). Both entities are Delaware limited liability companies and shall continue indefinitely. Rutberg is a member of the National Association of Securities Dealers and is a research-driven investment company focused primarily on raising private equity capital for and providing merger-and-acquisition services to leading emerging growth companies. Rutberg is currently focused on the wireless technologies sector. RIS provides information on companies in the wireless technology sector on a contract fee basis.

(2) Summary of Significant Accounting Policies

Consolidation
The consolidated financial statements include the accounts of Rutberg & Company, LLC and Rutberg Information Systems, LLC after elimination of all inter-company accounts and transactions.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(2) Summary of Significant Accounting Policies (continued)

Furniture and Equipment
Furniture and equipment are valued at cost. Depreciation is being provided by the use of declining balance and straight-line methods over the estimated useful lives of the assets.

Income Taxes
The Company is a limited liability company (LLC) and is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the members are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue. RIS is a wholly owned subsidiary and is therefore a disregarded entity for tax purposes.

(3) Line of Credit

The Company has a $15,000 revolving line of credit (credit card) with Wells Fargo Bank secured by a deposit of $15,000. Interest of 15.15% is charged on balances carried into the next billing cycle. The Company's balance due of $7,538 as of December 31, 2004 consists of current charges not subject to interest.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2004, the Company's net capital was $632,485, which exceeded the requirement by $616,525.

(5) Lease Obligations

Rutberg leases office space in San Francisco, California where the lease began on November 1, 2003 and ends October 31, 2006. RIS leases office space in West Palm Beach, Florida where the lease began on September 1, 2004 and ends on October 31, 2007. The annual future minimum lease payments are as follows:

Year ended	Amount
December 31, 2005	$ 84,492
December 31, 2006	75,524
October 31, 2007	23,452
	$ 183,468

(6) Capital Lease Obligation

The Company entered into a capital lease agreement effective September 7, 2004 for computer equipment. The lease is payable in thirty monthly payments of $310 and expires on March 9, 2007. The computer equipment is included furniture and equipment at a cost of $8,118 less accumulated depreciation $1,623. The annual future minimum lease payments are as follows:

Year ended	Amount
December 31, 2005	$ 3,720
December 31, 2006	3,720
December 31, 2007	930

(7) Members' Capital

The ownership of the Company is comprised of four member classes. Class A and Class C units may be issued solely for cash or other property, Class B units are issued solely as a future profits interest in exchange for past or future services to the Company and Class D units are option units issued subject to the Company's option plan. At December 31, 2004, there were 420,000 Class A units, 7,426,000 Class B units, 2,760,000 Class C units and 284,450 Class D units issued. Class A and Class C units have a priority profits return.

(7) Members' Capital (continued)

At December 31, 2004, there were 206,579 Class D unit options vested and 27,871, which will vest during the first four months of 2005. The options are exercisable at $.50 on 134,450 units and at $.05 on 100,000 units. The options expire on April 17, 2011.

In February 2004, the Company issued 640,000 Class C units with 640,000 warrants attached for $400,000. The warrants entitle the holders to preferential distributions up to the amount of their entire investment. Payment amounts constitute 20% of revenue for any month the firm's net income exceeds $50,000. Additionally, the warrants are converted to equity shares equal to 85 percent of the value of the warrant holders' purchase price with increases in the percent convertible based on certain benchmarks. Upon exercise of the warrants, the Class C units will be subject to repurchase by the Company at $.0001 per unit. At December 31, 2004, the warrants' conversion ratio was 125 percent of the original investment because of the failure to achieve stated benchmarks. The final benchmark requires the Company to have distributed to the investors 100 percent of their initial investment by August 5, 2005. If this milestone is not met, the conversion rate will increase an additional 20 percent to 145 percent of the initial investment. As of December 31, 2004, $60,000 of the initial $400,000 investment was distributed. In January 2005, an additional $60,000 was distributed in relation to the investment.

(8) Risk Concentrations

Accounts receivable at December 31, 2004 of $42,929 are due from two clients.

(9) Loan from Member

Bryan Rutberg, the Company's managing member, loaned the Company $100,000 on July 1, 2004. The demand note carries an interest rate of 10% per annum, payable monthly. At December 31, 2004, accrued interest payable under the note was $833 and interest of $4,167 was paid on the note during 2004.

SUPPLEMENTAL INFORMATION

Rutberg & Company, LLC and Subsidiary

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2004

Net Capital:		
Total members' equity qualified for net capital		$ 742,346
Less: Non-allowable assets		
Accounts receivable	42,929	
Furniture and equipment, net	18,437	
Prepaid expenses and other receivables	37,100	
Total non-allowable assets		98,466
Net capital before haircuts		$ 643,880
Less: Haircuts		11,395
Net capital		632,485
Net minimum capital requirement of 6.67% of aggregate indebtedness of $239,407 or $5,000, whichever is greater		15,960
Excess net capital		$ 616,525

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2004)

Net capital as reported in Company's Part II of Form X-17A-5 as of December 31, 2004	$ 723,764
Decrease in members' equity	(210,002)
Decrease in non-allowable assets	130,118
Increase in haircuts	(11,395)
Net capital per above computation	$ 632,485

Rutberg & Company, LLC and Subsidiary

Schedule II

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2004

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information for Possessions or Control Requirements Under Rule 15c3-3

December 31, 2004

Not applicable

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Rutberg & Company, LLC and Subsidiary
San Francisco, California

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Rutberg & Company, LLC and Subsidiary (the Company) for the year ended December 31, 2004, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2004, and this report does not affect our report thereon dated February 3, 2004.

> The size of the business and the resultant limited number of employees impose practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 3, 2005